# WOODSIDE

12 April 2005




Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – VIC/P37(v) (Halladale-1 DW-1 and DW-2), lodged with the Australian Stock Exchange on 12 April 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

**Rebecca Sims**
**Compliance Officer**



**WOODSIDE PETROLEUM LTD.**
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

# ASX ANNOUNCEMENT
**(ASX: WPL)**



**TUESDAY, 12 APRIL 2005**
**10:30 AM (WST)**

**MEDIA**
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

## VIC/P37(v)
## HALLADALE-1 DW-1 (LOCATION BLACK WATCH) AND HALLADALE-1 DW-2

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that operations on exploration well Halladale-1 DW-1 (Location Black Watch) were concluded at 07:30 hrs AEST on 10 April 2005. Interpretation of wireline log and pressure data has indicated a gross gas-bearing interval of 59 metres true vertical depth (62 metres measured depth along hole) within interbedded sandstones and shales of the Waarre Formation. Halladale-1 DW-1 (Location Black Watch) has been plugged back as planned to a measured depth of 808 metres below rotary table.

Halladale-1 DW-2, the second exploration well to be drilled from this location, was sidetracked from the original well bore and is being drilled deviated towards the north to test the Halladale prospect. At 06:00 hrs AEST on 12 April 2005 exploration well Halladale-1 DW-2 was drilling ahead at a measured depth of 1,410 metres below rotary table. This well is expected to reach a measured total depth of 1,925 metres below rotary table.

The 'Ocean Patriot' semi-submersible rig is drilling the well, which is located in Otway Basin permit VIC/P37(v), approximately 4 kilometres from shore and 24 kilometres west of the coastal township of Port Campbell. Water depth at the location is 45.9 metres below mean sea level. Origin Energy Resources Limited is Operator of the permit, with drilling operations managed by Woodside under an agreement with Origin.

Joint venture participants in VIC/P37(v) are Woodside Energy Ltd. (62.5%) and Origin Energy Resources Limited (37.5%).



142°0'0"E
143°0'0"E
38°0'0"S
39°0'0"S
TERANG
COLAC
PORTLAND
Portland-1 to 3 (incl.)
Port Fairy-1
PORT FAIRY
WARRNAMBOOL
Belfast-4
Port Fairy-4
Voluta-1
VIC/P37(V)
Bridgewater Bay-1
Champion-1
Naylor-1
Naylor South-1
Howmains-1
Flaxmans-1
Halladale-1 DW-1 (Location Black Watch)
Halladale-1 DW-2
Croft-1
Curdie-1
Peterborough
Port Campbell
Pecten-1
Minerva-3
Minerva-1
Casino
Casino-3
Casino-1
Casino-2
Hill-1
Nautilus-1a
Triton-1
La Bella
0
50
Kilometres
GDA94